Via Facsimile and U.S. Mail
Mail Stop 6010

July 5, 2006

Mr. James M. Frates
Chief Financial Officer
Alkermes, Inc.
88 Sidney Street
Cambridge, MA 02139-4136

Re: Alkermes, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Filed June 14, 2005
File No. 001-14131

Dear Mr. Frates:

We have reviewed your May 23, 2006 response to our April 26, 2006 verbal comments and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

9. Convertible Preferred Stock, page F-18

1. On page 10 of your response, you indicated that the automatic conversion of the preferred stock into $30 million of Alkermes common stock occurs upon filing of a New Drug Application ("NDA"). You indicated that Eli Lilly can file an NDA "at any time as it does not require proof of efficacy or marketability of the product." In our April 26, 2006 telephone conference with you, we questioned

whether the ability to file an NDA was solely within Eli Lilly's control, in part, because the determination to file an NDA appears to be solely within the purview of the FDA and, in part, because the content requirements of an NDA appear to be dependent on multiple stages of human clinical testing where progression to subsequent phases of human clinical testing is dependent on the success of (or safety and efficacy evidenced by) the immediately preceding phase, both of which appeared to be outside of Eli Lilly's control. In that telephone conference, we understood you to indicate that the automatic conversion was triggered by Eli Lilly's submission, rather than filing, of an NDA. We understood you to clarify that Eli Lilly could trigger automatic conversion at any time since the issuance of the preferred stock, regardless of whether any further development occurred subsequent to issuance of the preferred stock, by simply submitting a piece of paper to the FDA with the words "New Drug Application." In your response, you indicate that the automatic conversion occurs upon NDA "submission," but your public disclosure, most recently in your Form 10-K for the year ended March 31, 2006, continues to refer to NDA "filing." Please address the following:

    a. Please reconcile your representation to us that automatic conversion occurs upon Eli Lilly's submission of an NDA with the disclosure in your Form 10-K that automatic conversion occurs upon filing of an NDA. If there is a distinction between "submission" and "filing", as it relates to your arrangement with Eli Lilly, please describe it to us.

    b. If Eli Lilly's right to convert into $30 million of common stock was exercisable at any time since issuance, please:

- Explain why the agreement did not simply state this. That is, if the conversion option is exercisable by Eli Lilly at any time, identify what were the business reasons for this seemingly ambiguous contract language.

- Explain why your public disclosure has not explicitly and unambiguously stated, if true, that the substance of the NDA requirement is that Eli Lilly's right to convert is exercisable at any time and analyze for us whether the failure to state this represents a material omission.

- Propose revised disclosure that clearly describes Eli Lilly's right to convert.

2. We do not understand certain aspects of your application of SFAS 68 to this arrangement. On page 5 of your response, you state that *"Under the Arrangement, A received $30 million which it was obligated to use to fund research and development under agreements with L in exchange for the issuance*

to L of $30 million of preferred stock. Thus, we believe the nature of the $30 million in proceeds was in essence a borrowing as A is obligated to repay L by virtue of its issuance of Preferred Stock to L. A recognized the liability and settled that liability by the issuance of the Preferred Stock as of the date of the Arrangement. This analysis does not appear to consider the totality of the exchange transaction. Our understanding is that Alkermes received an approximate 3% incremental royalty right, in addition to $30 million cash in exchange for preferred stock, and a commitment to perform $30 million of research and development services. Please address the following:

   a. You have asserted that the fair value of the preferred stock at the transaction measurement date was $30 million and has remained unchanged through your May 23, 2006 letter. We note that Lilly can put the preferred stock to Alkermes in exchange for Alkermes right to an approximate 3% incremental royalty rate. This appears to imply that the 3% incremental royalty right Alkermes received in the exchange transaction had a fair value at the transaction measurement date that approximated, in all material respects, the $30 million fair value of the preferred stock. That is, from an economic vantage point, it appears Alkermes gave approximately $60 million in consideration, in the form of preferred stock and a service obligation, in exchange for $60 million of consideration in the form of cash and a royalty right. Please confirm whether our understanding is correct.

   b. Based on our understanding described above, it appears that Lilly has an unconditional obligation to perform $30 million of research and development services and a conditional obligation to redeem the preferred stock through the relinquishment of its 3% incremental royalty right. Please explain to us how, as your analysis cited above appears to suggest, the issuance of the preferred stock at the inception of the transaction represents the settlement of either of these obligations. In this regard, it does not appear merely transferring preferred stock would release you from your unconditional obligation to perform services nor would it appear to extinguish the conditional obligation to relinquish the incremental royalty right.

   c. Please analyze for us why you did not record the service obligation at the transaction measurement date. In your analysis, please explain to what extent your accounting for this element of the integrated transaction is dependent on the following and why:

      • the executory nature of the service obligation;

Mr. James M. Frates
Alkermes, Inc.
July 5, 2006
Page 4

- the observation that each transaction element described above appears to have equal fair value; or,

- the link of transaction elements, such as the cash with the preferred stock or, alternatively the preferred stock with the royalty right, implied by the separate legal agreements.

d. As noted above, it appears that the measured cost of the transaction approximated $60 million; however, it appears that you only capitalized $30 million of transaction value. Please analyze for us why you did not capitalize the other $30 million of the approximately $60 million in value it appears to have received in the transaction. In addition, please explicitly address both EITF 00-18 and the accounting for the right to receive royalties as consideration under an executory contract to provide service.

e. Please provide journal entries that illustrate the accounting for the transaction at inception and over its life, including the timing of revenue recognition, under both your current accounting model and the accounting that would result if it were appropriate to recognize the Alkermes service obligation at the transaction consummation date.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar M. Young, Jr., Senior Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

for Jim B. Rosenberg
Senior Assistant Chief
Accountant